SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 18 )*
                                             --

                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
               --------------------------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                           One South Main, Suite 1380
                           Salt Lake City, Utah 84111
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 29, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP NO. 552 617 102
---------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400

------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [  ]

                                                          (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES                 ---------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          647,728
    EACH                   ---------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ---------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    647,728
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  647,728
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.3555%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
------------------------------------------------------------

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [  ]

                                                          (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES                 ---------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          647,728
    EACH                   ---------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ---------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    647,728
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  647,728
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.3555%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
------------------------------------------------------------

     Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The funds required to purchase the 647,728 shares of Common Stock beneficially owned by Zions and the Bank were $ 4,125,376. These funds were derived from working capital.

Item 5.  Interest in Securities of the Issuer.

     (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 647,728 shares of Common Stock, which the Bank and Zions believe represents approximately 33.3555% of the outstanding shares of Common Stock.

     (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 647,728 shares of Common Stock held by the Bank.


     (c) On August 10, 2000, the Bank purchased 1,350 shares of Common Stock at a cost of $12,487.50 ($9.2500 per share). On August 11, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,248.62 ($9.2486 per share). On August 15, 2000, the Bank purchased 3,650 shares of Common Stock at a cost of $33,762.50 ($9.2500 per share). On August 23, 2000, the Bank purchased 1,200 shares of Common Stock at a cost of $11,100.00 ($9.2500 per share). On August 28, 2000, the Bank purchased 400 shares of Common Stock at a cost of $3,725.00 ($9.3125 per share). On August 29, 2000, the Bank purchased 500 shares of Common Stock at a cost of $4,644.41 ($9.2888 per share). On August 30, 2000, the Bank purchased 2,350 shares of Common Stock at a cost of $22,031.25 ($9.3750 per share). On August 31, 2000, the Bank purchased 1,043 shares of Common Stock at a cost of $9,647.75 ($9.2500 per share). On August 31, 2000, the Bank purchased 100 shares of Common Stock at a cost of $968.75 ($9.6875 per share). On September 18, 2000, the Bank purchased 292 shares of Common Stock at a cost of $2,732.75 ($9.3587 per share). On September 19, 2000, the Bank purchased 708 shares of Common Stock at a cost of $6,561.31 ($9.2674 per share). On September 20, 2000, the Bank purchased 1,975 shares of Common Stock at a cost of $18,268.75 ($9.2500 per share). On September 27, 2000, the Bank purchased 700 shares of Common Stock at a cost of $6,487.68 ($9.2681 per share). On September 29, 2000, the Bank purchased 300 shares of Common Stock at a cost of $2,806.25 ($9.3542 per share). On October 2, 2000, the Bank purchased 400 shares of Common Stock at a cost of $3,725.00 ($9.3125 per share). On October 5, 2000, the Bank purchased 1,500 shares of Common Stock at a cost of $14,250.00 ($9.5000 per share). On October 23, 2000, the Bank purchased 1,300 shares of Common Stock at a cost of $12,431.25 ($9.5625 per share). On October 25, 2000, the Bank purchased 1,200 shares of Common Stock at a cost of $11,550.00 ($9.6250 per share). On November 3, 2000, the Bank purchased 2,100 shares of Common Stock at a cost of $20,212.50 ($9.6250 per share). On November 13, 2000, the Bank purchased 950 shares of Common Stock at a cost of $9,143.75 ($9.6250 per share).
In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2000



                                       ZIONS BANCORPORATION



                                       By:  /s/ Dale M. Gibbons
                                            ---------------------------------
                                       Name:  Dale M. Gibbons
                                       Title: Executive Vice President, Chief
                                              Financial Officer and Secretary

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2000



                                       ZIONS FIRST NATIONAL BANK



                                       By:  /s/ Dale M. Gibbons
                                            ------------------------------------
                                       Name:  Dale M. Gibbons
                                       Title: Executive Vice President, Chief
                                              Financial Officer and Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is One South Main, Suite 1380, Salt Lake City, Utah 84111. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------

Bruce Alexander          President and Chief Executive Officer of Vectra Bank
                         Colorado.  Senior Vice President of Zions.

A. Scott Anderson        Executive Vice President of Zions.  President and
                         Director of Zions First National Bank.

Jerry C. Atkin           Director of Zions.  Chairman, President and Chief
                         Executive Officer, SkyWest Airlines, 444 S. River Road,
                         St. George, Utah 84770.

Nolan X. Bellon          Senior Vice President & Controller of Zions.

Danne L. Buchanan        Executive Vice President of Zions. Vice Chairman and
                         Director Zions Management Services Company.

Grant R. Caldwell        Director of Zions. Retired.

R. Don Cash              Director of Zions.  Chairman, President and Chief
                         Executive Officer of Questar Corporation, 180 East 100
                         South, Salt Lake City, Utah 84111.  Director, Zions
                         First National Bank.

Gerald J. Dent           Executive Vice President of Zions.  Executive Vice
                         President of Zions First National Bank.

Dale M. Gibbons          Executive Vice President, Chief Financial Officer and
                         Secretary of Zions.  Executive Vice President, Chief
                         Financial Officer and Secretary of Zions First National
                         Bank.

John J. Gisi             Chairman, President and Chief Executive Officer of
                         National Bank of Arizona.  Senior Vice President of
                         Zions.

Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------
James C. Hawkanson       President and Chief Executive Officer of The Commerce
                         Bank of Washington, Senior Vice President of Zions.

W. David Hemingway       Executive Vice President of Zions. Executive Vice
                         President of Zions First National Bank.

Clark B. Hinckley        Senior Vice President of Zions.

Richard H. Madsen        Director of Zions.

William Martin           President and Chief Executive Officer of Nevada State
                         Bank, Senior Vice President of Zions.

Roger B. Porter          Director of Zions. IBM Professor of Business and
                         Government, Harvard University, 79 John F. Kennedy
                         Street, Cambridge, Massachusetts 02138.

Robert G. Sarver         Director and Executive Vice President of Zions.
                         Chairman and CEO California Bank & Trust.

Harris H. Simmons        President and Chief Executive Officer of Zions.
                         Chairman of Zions First National Bank.

L.E. Simmons             Director of Zions.  President, SCF Partners, 6600 Texas
                         Commerce Tower, Houston, Texas 77002.

Roy W. Simmons           Chairman of the Board of Directors of Zions. Director
                         of Zions First National Bank.

Shelley Thomas           Director of Zions. Senior Director of Communications
                         and Public Affairs for Huntsman Cancer Institute, 2000
                         Circle of Hope, Salt Lake City, UT 84112

I.J. Wagner              Director of Zions.  President of The Keystone Company,
                         680 Gateway Tower East, Salt Lake City, Utah 84133.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.




Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------
A. Scott Anderson         President, Chief Executive Officer and Director of the
                          Bank.

John B. D'Arcy            Executive Vice President of the Bank.

R. Don Cash               Director of the Bank.  Chairman and Chief Executive
                          Officer, Questar Corporation, P.O. Box 45433,
                          Salt Lake City, Utah 84139.

Gerald J. Dent            Executive Vice President of the Bank. Executive Vice
                          President of Zions Bancorporation.

Robert C. Fuehr           Director of the Bank.  Retired.

Dale M. Gibbons           Executive Vice President, Chief Financial Officer and
                          Secretary of the Bank. Executive Vice President, Chief
                          Financial Officer and Secretary of Zions
                          Bancorporation.

Ronald S. Hanson          Director of the Bank. Retired.

W. David Hemingway        Executive Vice President of the Bank. Executive Vice
                          President Zions Bancorporation.

James T. Jensen           Director of the Bank.  Executive Vice President &
                          General Counsel of Savage Industries, 5250 S 300 W,
                          Salt Lake City, Utah 84107.

Susan Mooney Johnson      Director of the Bank.  President of Futura Industries
                          Bldg. H-11 Freeport Center, P.O. Box 160350,
                          Clearfield, UT  84016.

Dixie Leavitt             Director of the Bank. Chairman, The Leavitt Group,
                          P.O. Box 130, Cedar City, UT  84720.

Robert A. Madsen, Sr.     Director of the Bank.  Chief Executive Officer of
                          RA Investments, 1000 Gateway Tower East, Salt Lake
                          City, UT  84111.

Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------
Roy C. Nelson             Director of the Bank. Retired.

Kathryn Pett              Director of the Bank. Secretary and General Counsel,
                          Utah Transit Authority, 3600 South 700 West, Salt Lake
                          City, UT 84115.

Harris H. Simmons         Chairman of the Bank.  President and Chief Executive
                          Officer of Zions Bancorporation.

Roy W. Simmons            Director of Zions First National Bank. Chairman of the
                          Board of Directors of Zions Bancorporation.

D. Gill Warner            Director of the Bank.  Retired.